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SE... ...S ...E COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING FEB 19 2004 WASH. D.C. 158 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36868

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST CITIZENS FINANCIAL PLUS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

170 N CHURCH ST
(No. and Street)

DYERSBURG	TENNESSEE	38024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. THOMAS HOPPER — 731-285-8880
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CARMICHAEL DUNN CRESWELL & SPARKS PLLC
(Name — *if individual, state last, first, middle name*)

185 N CHURCH ST	DYERSBURG	TENNESSEE	38024
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. THOMAS HOPPER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

FIRST CITIZENS FINANCIAL PLUS, INC., as of

DECEMBER 31, 19 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

Expiration Date - 02-19-2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST CITIZENS FINANCIAL PLUS, INC.

FINANCIAL STATEMENTS

December 31, 2003 and 2002

FIRST CITIZENS FINANCIAL PLUS, INC.

TABLE OF CONTENTS

CARMICHAEL, DUNN, CRESWELL & SPARKS PLLC

Certified Public Accountants

185 N. Church Avenue
Post Office Box 574
Dyersburg, TN
38025-0574
731-285-7900 phone
731-285-6221 fax
http://www.cpainfo.net

American Institute of Certified Public Accountants
Tennessee Society of Certified Public Accountants
Private Companies Practice Section - AICPA

Dyersburg, Tennessee
Alamo, Tennessee
Fulton, Kentucky
Martin, Tennessee
Henderson, Tennessee
McKenzie, Tennessee
Paris, Tennessee
Jackson, Tennessee
Trenton, Tennessee
Union City, Tennessee

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Citizens Financial Plus, Inc.
Dyersburg, Tennessee

We have audited the accompanying balance sheets of First Citizens Financial Plus, Inc., as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Citizens Financial Plus, Inc., as of December 31, 2003 and 2002, the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the Statement of Changes in Liabilities and the Supplementary Information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dyersburg, Tennessee
January 16, 2004

Carmichael, Dunn, Creswell & Sparks PLLC

FIRST CITIZENS FINANCIAL PLUS, INC.
BALANCE SHEETS
December 31, 2003 and 2002

	2003	2002
ASSETS		
Current Assets		
Cash in bank	$ 263,430	$ 501,419
Certificates of deposit	197,933	
Accrued interest receivable	372	
Prepaid expense	71,507	40,625
Commissions receivable	29,866	9,930
Total Current Assets	563,108	551,974
Fixed Assets		
Furniture and equipment	35,680	29,040
TOTAL ASSETS	**$ 598,788**	**$ 581,014**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Taxes payable	$	$ 4,188
Accrued rent	15,384	15,384
Accrued commissions	25,817	8,675
Other liabilities	17,923	28,052
Total Current Liabilities	59,124	56,299
Stockholders' Equity		
Capital stock, $250 par value - 1,000 shares authorized; 807 shares issued and outstanding in 2003 and 2002	201,750	201,750
Additional paid-in capital	280,000	280,000
Retained earnings	57,914	42,965
Total Stockholders' Equity	539,664	524,715
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 598,788**	**$ 581,014**

See accompanying notes to the financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF INCOME
Years Ended December 31, 2003 and 2002

	2003	2002
Income		
Commissions earned	$ 878,016	$ 890,628
Interest income	3,467	5,104
Total Income	881,483	895,732
Expenses		
Regulatory costs	16,369	11,492
Advertising	37,626	44,065
Commissions	214,796	263,808
Salaries and employee benefits	359,230	298,103
Fees	15,302	8,185
Telephone expenses	20,100	14,581
Affiliation fees	57,154	67,699
Bonding insurance	1,431	1,316
Computer services	21,067	9,007
Professional services	10,080	4,170
Rent	15,384	15,384
Repair and maintenance	11,799	11,901
Travel and seminars	7,866	6,979
Dues and subscriptions	2,711	3,171
Freight	4,293	2,787
Supplies	8,668	8,441
Depreciation	22,659	12,122
Postage	3,613	7,546
Utilities	5,451	6,185
Other expenses	25,802	12,317
Total Expenses	861,401	809,259
Net income before income taxes	20,082	86,473
Provision for income tax expense	5,133	23,639
Net Income	**$ 14,949**	**$ 62,834**
Earnings per share	**$ 18.52**	**$ 77.86**
Weighted average shares outstanding	**807**	**807**

See accompanying notes to the financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
December 31, 2003 and 2002

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance - January 1, 2002	$ 201,750	$ 280,000	$ 80,131	$ 561,881
Comprehensive income				
Net income			62,834	62,834
Dividends Paid			(100,000)	(100,000)
Balance - December 31,2002	201,750	280,000	42,965	524,715
Comprehensive income				
Net income			**14,949**	**14,949**
Balance - December 31,2003	**$ 201,750**	**$ 280,000**	**$ 57,914**	**$ 539,664**

See accompanying notes to the financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2003 and 2002

	2003	2002
Operating Activities		
Net income	$ 14,949	$ 62,834
Adjustments to reconcile net income to net cash used by operating activities:		
Provision for depreciation	22,659	12,122
Increase in prepaid expenses	(30,882)	(19,435)
Increase in accrued interest receivable	(372)	
Increase (decrease) in current liabilities	2,825	20,202
Decrease (increase) in commissions receivable	(19,936)	(741)
NET CASH PROVIDED BY OPERATING ACTIVITIES	(10,757)	74,982
Investing Activities		
Purchase of fixed assets	(29,299)	
NET CASH USED BY INVESTING ACTIVITIES	(29,299)	
Financing Activities		
Cash dividends paid		(100,000)
NET CASH USED BY FINANCING ACTIVITIES		(100,000)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(40,056)	(25,018)
Cash and cash equivalents at beginning of year	501,419	526,437
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 461,363**	**$ 501,419**
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Income taxes	**$ 21,884**	**$ 39,692**

See accompanying notes to the financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

Note 1 - Summary of Significant Accounting and Reporting Policies

The accounting and reporting policies of First Citizens Financial Plus, Inc., conform to generally accepted accounting principles and are summarized as follows:

Organization

The Corporation was chartered on January 28, 1985, in the State of Tennessee as a wholly owned subsidiary of First Citizens National Bank, Dyersburg, Tennessee. The Corporation began operations on June 3, 1985.

Nature of Operations

The Corporation provides securities, brokerage services, and investment advice to customers, primarily located in the West Tennessee area.

Basis of Accounting

The financial statements of the Corporation are presented using the accrual basis of accounting.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in bank and money market savings.

Fixed Assets

Fixed assets of the Corporation are recorded at cost and are depreciated over their estimated useful lives utilizing the straight-line method.

Advertising Costs

Advertising costs are expensed as incurred.

Note 2 - Income Taxes

First Citizens Financial Plus, Inc., files consolidated federal and state corporation income tax returns with its parent company and records as provision for income tax its proportionate share of the consolidated taxes.

As of December 31, 2003, the financial statement and tax basis of assets and liabilities of First Citizens Financial Plus, Inc., are the same, and as a result, no deferred tax assets or liabilities exist.

FIRST CITIZENS FINANCIAL PLUS, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2003 and 2002

Note 3 - Fixed Assets

Fixed assets used in the ordinary course of business are summarized as follows:

	2003	2002
Furniture and equipment	$ 121,202	$ 91,903
Less: accumulated depreciation	85,522	62,863
	$ 35,680	$ 29,040

Note 4 - Broker/Dealer

In late December, 1988, First Citizens Financial Plus, Inc., was accepted as a member with the National Association of Securities Dealers (NASD) and was granted registration as a broker/dealer with the State of Tennessee.

Note 5 - Securities Information Center

As required by the Securities Exchange Commission Act of 1934, under Rule X-17-F-la, First Citizens Financial Plus, Inc., is registered with the Securities Information Center. As of December 31, 2003, the Corporation is in good standing with the Securities Information Center.

Note 6 - Employee Stock Ownership Plan

The employees of First Citizens Financial Plus, Inc., participate in the Employee Stock Ownership Plan and 401K Plan sponsored by the parent company, First Citizens National Bank. The contributions for the years ended December 31, 2003 and 2002 were $36,042 and $36,738, respectively.

Note 7-Significant Concentrations of Credit Risk

As of December 31, 2003, First Citizens Financial Plus, Inc. had deposits in the amount of $230,216 that were not insured.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATE TO GENERAL CREDITORS
December 31, 2003 and 2002

	2003	2002
Total Liabilities	$ 59,124	$ 56,299
Liabilities Subordinate to General Creditors	$	

See independent auditors' report.

FIRST CITIZENS FINANCIAL PLUS, INC.
SUPPLEMENTARY INFORMATION
December 31, 2003 and 2002

	2003	2002
Computation of Net Capital Requirement pursuant to Rule 15c3-1 of the Securities Exchange Commission Act of 1934 for Investment Advisory		
Net Capital		
Total Stockholders' Equity	$ 539,664	$ 524,715
Net Capital Requirement - Greater of $50,000 or 6.23% of aggregate indebtedness	50,000	50,000
Excess Net Capital	**$ 489,664**	**$ 474,715**
Aggregate Indebtedness		
Accrued liabilities	$ 59,124	$ 56,299
Total Indebtedness	**$ 59,124**	**$ 56,299**
Computation of Net Capital Requirement pursuant to Rule 15c3-1 of the Securities Exchange Commission Act of 1934 for Broker/Dealer - Note 4		
Net Capital		
Total Stockholders' Equity	$ 539,664	$ 524,715
Less: adjustment for non-allowable items:		
Other assets	130,320	50,555
Furniture and fixtures	35,680	29,040
Haircuts on securities	2,381	8,571
Net Capital	371,283	436,549
Net Capital Requirement - Greater of $50,000 or 6.23% of aggregate indebtedness	50,000	50,000
Excess Net Capital	**$ 321,283**	**$ 386,549**
Reconciliation of Net Capital as reported on unaudited FOCUS Part II A Filing and Net Capital as shown above:		
Net capital per Part II A Filing	$ 373,664	$ 436,949
Net Capital	**$ 373,664**	**$ 436,949**
Aggregate Indebtedness		
Accrued liabilities	**$ 59,124**	**$ 56,299**
Ratio: Aggregate Indebtedness/Net Capital	15.92%	7.21%

See independent auditors' report.

CARMICHAEL, DUNN, CRESWELL & SPARKS PLLC

Certified Public Accountants

185 N. Church Avenue
Post Office Box 574
Dyersburg, TN
38025-0574
731-285-7900 phone
731-285-6221 fax
http://www.cpainfo.net

American Institute of Certified Public Accountants
Tennessee Society of Certified Public Accountants
Private Companies Practice Section – AICPA

Dyersburg, Tennessee
Alamo, Tennessee
Fulton, Kentucky
Martin, Tennessee
Henderson, Tennessee
McKenzie, Tennessee
Paris, Tennessee
Jackson, Tennessee
Trenton, Tennessee
Union City, Tennessee

REPORT ON INTERNAL CONTROL

Board of Directors
First Citizens Financial Plus, Inc.
Dyersburg, Tennessee

We have audited the financial statements of First Citizens Financial Plus, Inc., for the year ended December 31, 2003 and 2002, and have issued our report thereon dated January 18, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of First Citizens Financial Plus, Inc., taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Dyersburg, Tennessee
January 16, 2004

Carmichael, Dunn, Creswell + Sparks PLLC